VF 3-9-05

05036163

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED FEB 28 2005 PROCESSING WASH, D.C. SECTION

SEC FILE NUMBER
8- 65329

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rivington Securities, LLC

OFFICIAL USE ONLY
120689
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Seventeenth Street, Suite 950
(No. and Street)

Denver (City) | Colorado (State) | 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristy K. Johnson | (281) 367-0380 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein & Associates LLP
(Name – *if individual, state last, first, middle name*)

717 17th Street Suite 1600 (Address) | Denver (City) | Colorado (State) | 80202 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TLH 3/10

OATH OR AFFIRMATION

I, Scott Logan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rivington Securities, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Scott Logan Designated Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. note 3
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. note 3
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

Rivington Securities, LLC

Financial Statements
For the Years Ended December 31, 2004 and 2003

INDEX TO FINANCIAL STATEMENTS

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Members
Rivington Securities, LLC
Denver, Colorado

We have audited the accompanying statements of financial condition of Rivington Securities, LLC (the "Company") as of December 31, 2004 and 2003, and the related statements of operations, changes in member's equity and cash flows for the years then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rivington Securities, LLC, as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years ended December 31, 2004 and 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation of net capital pursuant to Rule 15c3-1 and statement pursuant to Rule 17a-5(d)(4) of Rivington Securities, LLC as of December 31, 2004 and 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hein & Associates LLP

Denver, Colorado
February 22, 2005

717 17th Street, Suite 1600
Denver, Colorado 80202
Phone: 303-298-9600
Fax: 303-298-8118
www.heincpa.com

RIVINGTON SECURITIES, LLC
(a wholly-owned subsidiary of Rivington Capital Advisors, LLC)

STATEMENTS OF FINANCIAL CONDITION

	December 31,	
	2004	2003
ASSETS		
Cash and Cash Equivalents	$ 14,740	$ 18,099
Prepaid Expenses and Other Assets	7,774	509
Total Assets	$ 22,514	$ 18,608
LIABILITIES AND MEMBER'S EQUITY		
Accrued Expenses	$ 983	$ 1,566
Member's Equity	21,531	17,042
Total Liabilities and Member's Equity	$ 22,514	$ 18,608

See accompanying notes to these financial statements.

RIVINGTON SECURITIES, LLC
(a wholly-owned subsidiary of Rivington Capital Advisors, LLC)

STATEMENTS OF OPERATIONS

	FOR THE YEARS ENDED DECEMBER 31, 2004	2003
REVENUES:		
Investment banking fees	$ –	$ –
Total revenue	–	–
EXPENSES:		
Professional fees	44,041	31,615
Rent	2,556	1,400
Travel, meals and entertainment	1,380	1,395
Insurance	3,860	1,305
Payroll expenses	22,128	3,295
Other general and administrative expenses	15,846	6,725
Total expenses	89,811	45,735
NET LOSS	$ (89,811)	$ (45,735)

See accompanying notes to these financial statements.

RIVINGTON SECURITIES, LLC
(a wholly-owned subsidiary of Rivington Capital Advisors, LLC)

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

BALANCE, December 31, 2002	$ 30,277
Contributions from Parent	32,500
Net loss	(45,735)
BALANCE, December 31, 2003	17,042
Contributions from Parent	94,300
Net loss	(89,811)
BALANCE, December 31, 2004	$ 21,531

See accompanying notes to these financial statements.

RIVINGTON SECURITIES, LLC
(a wholly-owned subsidiary of Rivington Capital Advisors, LLC)

STATEMENTS OF CASH FLOWS

	For the Years ended December 31, 2004	2003
Cash Flows from Operating Activities:		
Net loss	$ (89,811)	$ (45,735)
Adjustments to reconcile net loss to net cash used in operating activities:		
Allocation of overhead expenses from Parent	39,300	12,500
Changes in operating assets:		
(Increase) decrease in prepaid expenses and other assets	(7,265)	1,062
(Decrease) increase in accrued expenses	(583)	1,566
Net cash used in operating activities	(58,359)	(30,607)
Cash Flows from Financing Activities:		
Cash contributions from Parent	55,000	20,000
Net cash provided by financing activities	55,000	20,000
Decrease in Cash and Cash Equivalents	(3,359)	(10,607)
Cash and Cash Equivalents, beginning of year	18,099	28,706
Cash and Cash Equivalents, end of year	$ 14,740	$ 18,099

See accompanying notes to these financial statements.

NOTES TO FINANCIAL STATEMENTS

1. **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**:

Nature of Operations – Rivington Securities, LLC ("Securities" or the "Company") was formed on April 4, 2002, as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is a Colorado limited liability company that is wholly owned by Rivington Capital Advisors, LLC ("Parent").

The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which is comprised solely of providing private placement services to energy related companies. In no event does the Company intend to obtain and maintain custody or possession of customer funds or securities.

Cash Equivalents – The Company considers all highly liquid debt instruments purchased with original maturity of three months or less to be cash equivalents.

Income Taxes – Securities is a limited liability corporation. Accordingly, no provision for income taxes has been recorded as the income, deductions, expenses and credits of the Company are reported on the individual income tax returns of the Members.

Use of Estimates – The financial statements are prepared in conformity with generally accepted accounting principles and industry practices which require management to make estimates and assumptions that affect certain amounts in the financial statements and accompanying notes. Upon realization of certain assets and settlement of certain liabilities, actual results could differ from the estimated amounts.

Reclassifications – Certain reclassifications have been made to the prior year's amounts to conform to the classifications used in the current year.

2. **RELATED PARTY TRANSACTIONS**:

On April 23, 2002, the Company and the Parent entered into a Management Agreement (the "Management Agreement"). In accordance with the Management Agreement, the Parent provides the Company any and all management and back office services, and overhead expenses including (but not limited to) financial service management, information systems, bookkeeping, record keeping, and clerical services (collectively the "Overhead Expenses"). In 2003, the Management Agreement was amended (the "Amendment") to include a more definitive provision for compensation to the Parent for the Overhead Expenses. In accordance with the Amendment, the Company began recording monthly overhead expenses in August 2003. For the years ended 2004 and 2003, the Company recorded Overhead Expenses of $39,300 and $12,500 to the income statement as follows:

	For the Years Ended December 31, 2004	2003
Professional fees	$ 4,152	$ 1,950
Rent	2,556	1,400
Travel, meals and entertainment	1,380	1,395
Insurance	3,480	1,305
Payroll expenses	22,128	3,295
Other general and administrative expenses	5,604	3,155
Total overhead expenses	$ 39,300	$ 12,500

Accordingly, corresponding credits were recorded to Contributions From Parent for 2004 and 2003. Overhead expenses for the seven months ended July 31, 2003 were waived by the parent.

The Parent also contributed $55,000 and $20,000 in cash to the Company for the years ended December 31, 2004 and 2003.

3. REGULATORY CAPITAL REQUIREMENTS:

The Company is subject to regulatory net capital rules administered by the SEC's Uniform Net Capital Rule (Rule 15c3-1). Under such rules, the Company is required to maintain minimum net capital of 6 2/3% of aggregate indebtedness as defined or $5,000. As of December 31, 2004 and 2003, the Company's net capital, as defined, was $13,757 and $16,533, respectively, and its net capital in excess of the minimum requirement was $8,757 and $11,533, respectively. The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of the Rule.

The computation of net capital included in the Company's Form X-17A-5 (FOCUS Report, Part II) as of December 31, 2004 and 2003, does not differ materially from the schedule in the Supplemental Material.

SCHEDULE I

RIVINGTON SECURITIES, LLC

(a wholly-owned subsidiary of Rivington Capital Advisors, LLC)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AND STATEMENT PURSUANT TO RULE 17a-5(d)(4)

DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1:		
Total member's equity from statement of financial condition	$	21,531
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses and other assets		(7,774)
Net capital	$	13,757
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required – 6.67% of $983 pursuant to Rule 15c3-1	$	66
Minimum dollar net capital requirement of broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	8,757
COMPUTATION OF AGGREGATE INDEBTEDNESS TO NET CAPITAL:		
Accrued expenses	$	983
Percentage of aggregate indebtedness to net capital		7.1%

STATEMENT PURSUANT TO RULE 17A-5(D)(4)

A reconciliation of the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

SCHEDULE II

RIVINGTON SECURITIES, LLC

(a wholly-owned subsidiary of Rivington Capital Advisors, LLC)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 AND STATEMENT PURSUANT TO RULE 17a-5(d)(4)

DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1:		
Total member's equity from statement of financial condition	$	17,042
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses and other assets		(509)
Net capital	$	16,533
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required – 6.67% of $1,566 pursuant to Rule 15c3-1	$	104
Minimum dollar net capital requirement of broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	11,533
COMPUTATION OF AGGREGATE INDEBTEDNESS TO NET CAPITAL:		
Accrued expenses	$	1,566
Percentage of aggregate indebtedness to net capital		9.5%

STATEMENT PURSUANT TO RULE 17A-5(D)(4)

A reconciliation of the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL STRUCTURE

Board of Directors
Rivington Securities, LLC

Dear Sirs:

In planning and performing our audit of the financial statements and supplemental schedules of Rivington Securities, LLC (the "Company") for the years ended December 31, 2004 and 2003, on which we have issued our report dated February 22, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in complying with the requirements in making quarterly securities examinations, counts, verifications and comparisons as required by Rule 17a-13, because the Company did not hold any securities at December 31, 2004 and 2003, or during the years then ended. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System and in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

717 17th Street, Suite 1600
Denver, Colorado 80202
Phone: 303-298-9600
Fax: 303-298-8118
www.heincpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Yours truly,

Hein & Associates LLP

Denver, Colorado
February 22, 2005